UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

January 13, 2017

(Date of Report (Date of earliest event reported))

MogulREIT I, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0487554
(State or other incorporation)	(I.R.S. Employer Identification No.)

10780 Santa Monica Blvd., Suite 140

Los Angeles, CA 90025

(Full mailing address of principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.        Other Events

Status of our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016.

As of January 12, 2017, we had raised total gross offering proceeds of approximately $5.17 million, and had settled subscriptions in our Offering for an aggregate of approximately 474,321 of our common shares, with additional subscriptions for an aggregate of approximately 43,148 common shares that have been received by the Company but either not yet accepted or settled.

The Offering is expected to terminate on or before August 14, 2019, unless extended by our manager, RM Adviser, LLC, as permitted under applicable law and regulations.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly duly authorized.

MOGULREIT I, LLC

By:	/s/ Karen Fleck
Name:	Karen Fleck
Title:	Chief Financial Officer

Date:	January 13, 2017